VIRTRA, INC.

7970 S. Kyrene Rd.

Tempe, AZ 85284

January 5, 2018

VIA ELECTRONIC EDGAR FILING

Justin Dobbie

Legal Branch Chief, Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	VirTra, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed December 22, 2017
File No. 024-10739

Dear Mr. Dobbie:

VirTra, Inc. (the “Company”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 5, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Form 1-A.

In this letter, I have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Cover Page

1.	We note that you are offering a minimum of 1,428,571 and a maximum of 2,857,142 shares of common stock. We also note the statement that the minimum and maximum number of shares being offered was computed based on an assumed offering price of $3.50 per share, the midpoint of the price range. To the extent there will be an increase or decrease in the volume of securities being offering after qualification and once the offering price has been determined, please confirm your understanding of the limitations and filing requirements set forth in Securities Act Rule 253(b) and the note thereto. In particular, please confirm your understanding that additional securities may only be offered pursuant to a new offering statement or a post-qualification amendment.

Response: Pursuant to your request, to the extent there will be an increase or decrease in the volume of securities being offering after qualification and once the offering price has been determined, the Company hereby confirms its understanding of the limitations and filing requirements set forth in Securities Act Rule 253(b) and the note thereto. In addition, pursuant to your request, the Company hereby confirms its understanding that additional securities may only be offered pursuant to a new offering statement or a post-qualification amendment.

In responding to the Staff’s comment, we acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

********************

Justin Dobbie

Securities and Exchange Commission

January 5, 2018

Please direct any questions regarding the Company’s response to Craig D. Linder, Esq. of Legal & Compliance, LLC at 561-514-0936 or clinder@legalandcompliance.com.

Sincerely,

VIRTRA, INC.

By:	/s/ Robert D. Ferris
Robert D. Ferris
Chief Executive Officer

cc:	Melissa Gilmore/U.S. Securities and Exchange Commission
Andrew Mew/U.S. Securities and Exchange Commission
Julie Griffith /U.S. Securities and Exchange Commission
Craig D. Linder, Esq./Legal & Compliance, LLC